THE GDL FUND N-2

Exhibit (s)(ii)

PROSPECTUS SUPPLEMENT[1]	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated , )	Registration Statement No. 333-

                 Shares

The GDL Fund

Common Shares of Beneficial Interest

We are offering for sale                  shares of our common shares. Our common shares are traded on the New York Stock Exchange (the “NYSE”) under the symbol “GDL” and our Series C Preferred shares are listed on the NYSE under the symbol “GDL Pr C.” Our Series E Preferred Shares are not listed on an exchange. The last reported sale price for our common shares on             ,          was $         per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our common shares.

	Per Share	Total (1)
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

[The underwriters may also purchase up to an additional                  common shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 45 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $         and the total underwriting discounts and commissions would be $        . The common shares will be ready for delivery on or about             ,         .]

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

[1]	In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear in any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The GDL Fund. This Prospectus Supplement also includes trademarks owned by other persons.

TABLE OF CONTENTS

Prospectus Supplement

Table of Fees and Expenses

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred share offering expenses.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	[ ]%
Offering Expenses Borne by the Fund (as a percentage of offering price)	[ ]%
Dividend Reinvestment and Cash Purchase Plan Fees
Sale Transactions	$ 1.00(1)

Percentage of Net Assets Attributable to Common Shares
Annual Expenses
Management Fees	%(2)(3)
Base Fee	%
Performance Fee	%
Interest Expense	%(4)
Other Expenses	%(5)
Total Annual Expenses	%
Dividends on Preferred Shares	%
Total Annual Expenses and Dividends on Preferred Shares	%(2)(3)

(1)	Shareholders participating in the Fund’s Automatic Dividend Reinvestment Plan do not incur any additional fees. Shareholders participating in the Voluntary Cash Purchase Plan would pay their pro rata share of brokerage commissions for transactions to purchase shares and $1.00 plus their pro rata share of brokerage commissions per transaction to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”
(2)	The base fee rate charged by the Investment Adviser is an annual rate of 0.50% of the Fund’s average weekly managed assets payable monthly in arrears. In addition, the Investment Adviser will be entitled to receive an annual performance fee as of the end of each calendar year described below. The Fund’s managed assets includes all of the assets of the Fund without deduction for borrowings, repurchase transactions and other leveraging techniques, the liquidation value of any outstanding preferred shares or other liabilities except for certain ordinary course expenses. Consequently, since the Fund has preferred shares outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares may be higher than if the Fund does not utilize a leveraged capital structure.
(3)	Based on year ended December 31, 2019, assuming completion of the proposed issuances. In addition to the base fee, the Investment Adviser will be entitled to receive an annual performance fee as of the end of each calendar year if the total return of the Fund on its common shares during the calendar year in question exceeds the total return of an index of three-month U.S. Treasury bills (the “T-Bill Index”) during the same period. If the Fund’s total return for the calendar year equals the total return of the T-Bill Index for the same period plus 3.0 percentage points (300 basis points), the Investment Adviser will receive a performance fee of 0.75% of the Fund’s average weekly managed assets during the calendar year measurement period for the Fund’s fulcrum fee. This performance fee will be increased by 0.01 percentage point (one basis point) for each 0.04 percentage point (four basis points) by which the Fund’s total return during the period exceeds the T-Bill Index total return plus 3.0 percentage points (300 basis points), up to a maximum performance fee of 1.50% if the excess performance over the T-Bill Index is 6.0 percentage points (600 basis points) or greater and will be decreased at the same rate for the amount by which the Fund’s total return during the period is less than the T-Bill Index total return plus 3.0 percentage points (300 basis points), until no performance fee is payable if the Fund’s total return is less than or equal to the T-Bill Index total return. Under the performance fee arrangement, the annual rate of the total fees paid to the Investment Adviser can range from 0.50% to 2.00% of the Fund’s average weekly managed assets.
(4)	The Series C Preferred Shares and Series E Preferred Shares each have a mandatory redemption date of March 26, 2025. Therefore, for financial reporting purposes only, the dividends paid on the Series C Preferred Shares and Series E Preferred Shares are included as a component of “Interest Expense.”

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(5)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

For a more complete description of the various costs and expenses a common shareholder would bear in connection with the issuance and ongoing maintenance of any preferred shares or notes issued by the Fund, see “Risk Factors and Special Considerations—Special Risks to Holders of Common Shares—Leverage Risk.”

The following example illustrates the expenses you would pay on a $1,000 investment in common shares, followed by a preferred share offering, assuming a 5% annual portfolio total return.* The expenses illustrated in the following example include the maximum estimated sales load on common shares of $10 and on preferred shares of $31.50, and estimated offering expenses of $[ ] from the issuance of $[ ] million in common shares and $[ ] million in preferred shares. The preferred shares sales load is spread over the Fund’s entire net assets attributable to common shares (assuming completion of the proposed issuances); therefore, the allocable portion of such sales load to a common shareholder making a $1,000 investment in these circumstances is estimated to be $[ ]. The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*	The example should not be considered a representation of future expenses. The example is based on total Annual Expenses and Dividends on Preferred Shares shown in the table above and assumes that the amounts set forth in the table do not change and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The example includes Dividends of Preferred Shares. If Dividends on Preferred Shares were not included in the example calculation, the expenses for the 1-, 3-, 5- and 10-year periods in the table above would be as follows (based on the same assumptions as above): $[ ], $[ ], $[ ] and $[ ].

Use of Proceeds

We estimate the total net proceeds of the offering to be $ based on the public offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objective and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months. Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments.

The Fund may also use the net proceeds from the offering to call, redeem or repurchase shares of one or more of its Series C Preferred Shares or Series E Preferred Shares. The Series C Preferred Shares pay quarterly distributions in March, June, September, and December of each year. The Series C Preferred Shares paid distributions at an annualized rate of 4.00% on the $50 per share liquidation preference for the quarterly dividend periods ended on or prior to March 26, 2019 (Year 1). On February 22, 2019, the Board announced a reset fixed dividend rate of 4.00% that will apply for the next eight quarterly dividend periods (Year 2 and Year 3). On March 1, 2021, the Board continued the 4.00% dividend rate for Series C Preferred Shares through the mandatory redemption date of March 26, 2025.

The Series E Preferred Shares pay quarterly distributions in March, June, September, and December of each year. The Series E Preferred Shares paid distributions at an annualized rate of 4.00% on the $10 per share liquidation preference for the quarterly dividend periods ended on or prior to March 26, 2023 (Year 1). Notwithstanding the foregoing, effective January 19, 2023, the Board increased the dividend rate on the Series E Preferred Shares to an annual rate of 5.20% based on the liquidation preference of the Series E Preferred Shares. The Series E Preferred Shares have a mandatory redemption date of March 26, 2025. See “Description of the Securities—Preferred Shares” in the Prospectus for a definition of “Year 1,” “Year 2” and “Year 3.”

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Price Range of Common Shares

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

Corresponding
			Net Asset		Corresponding
	Common Share		Value		Premium or
			(“NAV”) Per		Discount as a %
Quarter Ended	Market Price		Share		of NAV
	High	Low	High	Low	High	Low
[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%

The last reported price for our common shares on [ ] was $[ ] per share. As of [ ] the net asset value per share of the Fund’s common shares was $[ ]. Accordingly, the Fund’s common shares traded at a [discount] to net asset value of [ ]% on [ ].

Outstanding Securities

The following information regarding the Fund’s outstanding securities is as of , .

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Exclusive of Amount Held by Fund
Common Shares	[ ]	—	[ ]
Series C Cumulative Puttable and Callable Preferred Shares	[ ]	—	[ ]
Series E Cumulative Term Preferred Shares	[ ]	—	[ ]
Other Series of Preferred Shares	[ ]	—	[ ]

Plan of Distribution

[To be provided.]

Legal Matters

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, counsel to the Fund in connection with the offering of the common shares.

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The GDL Fund

Common Shares

PROSPECTUS SUPPLEMENT

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